As filed with the Securities and Exchange Commission on October 26, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 1-10899

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION
3333 NEW HYDE PARK ROAD
NEW HYDE PARK, NEW YORK 11042-0020

401(k) PLAN

FINANCIAL STATEMENTS

APRIL 30, 2007

KIMCO REALTY CORP. 401(k) PLAN

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kimco Realty Corp. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of April 30, 2007 and 2006 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Plan at April 30, 2007 and 2006 and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York

October 26, 2007

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KIMCO REALTY CORP. 401(k) PLAN

Statements of Assets Available for Benefits

April 30, 2007 and 2006

	2007	2006

Assets:

Investments (see Note 3)	$41,615,812	$31,377,991

Loans to participants	332,925	309,755

Receivables:
Participant	—	242,450
Employer	—	121,243

	—	363,693

Assets Available For Benefits	$41,948,737	$32,051,439

The accompanying notes are an integral part of these financial statements.

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Kimco Realty Corp. 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Plan Years ended April 30, 2007 and 2006

	2007	2006

Additions:
Investment activities:
Net appreciation in fair value
of investments	$3,633,796	$4,404,995
Interest and dividends	1,480,253	944,619
Investment income	5,114,049	5,349,614

Contributions:
Participant	3,391,212	2,772,476
Rollovers	1,697,773	773,331
Employer	1,564,041	1,325,891
Total contributions	6,653,026	4,871,698

Total additions	11,767,075	10,221,312

Deductions:
Benefits paid to participants	1,869,777	1,171,559

Net increase	9,897,298	9,049,753

Assets Available For Benefits:
Beginning of Year	32,051,439	23,001,686

End of Year	$41,948,737	$32,051,439

The accompanying notes are an integral part of these financial statements.

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KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older. The Plan was last amended in April 2002 to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation. Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service. The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum percentage allowable amount determined by the Internal Revenue Service each calendar year ($15,500 in 2007 and $15,000 in 2006). As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, those who were age 50 or older during 2007 may take advantage of a higher pre-tax contribution limit of $20,500 (the limit for 2006 was $20,000). Participants may change their percentage contribution election monthly. The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 2007 and 2006. All Company contributions are invested based upon participant account elections.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct his/her contribution to be invested in any of the fifteen mutual funds or Kimco Realty Corporation unitized common stock fund offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Loans to Participants – Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of their total account balance or $50,000. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on prime rate plus 0.5% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rate for loans outstanding at April 30, 2007 and 2006 ranged from 4.50% to 10.00%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

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KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and mutual funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits.

Fair Value of Financial Instruments

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The adoption of the FSP did not have a material impact on the Plan’s Statements of Assets Available for Benefits or Statements of Changes in Assets Available for Benefits.

The Plan invests in investment contracts through its common collective trust (the “CCT”). The CCT’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s CCT contract value is estimated to reasonably approximate its fair value as of April 30, 2007 and 2006, as such no adjustment from contact value to fair value has been recorded.

3.	ASSETS HELD FOR INVESTMENT PURPOSES:

For the Plan years ended April 30, 2007 and 2006, MFS Retirement Services, Inc. (“MFS”) served as trustee of the Plan. The fair market value of the following investments represent 5% or more of the Plan’s assets available for benefits at April 30, 2007 and 2006:

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KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

	2007	2006

Kimco Realty Corp unitized stock fund	$8,192,647	$5,042,895
MFS Bond Fund	$3,637,467	$2,577,308
MFS Fixed Fund	$2,536,384	$1,924,475
American Europacific Growth Fund	$4,469,635	$3,743,304
Washington Mutual Investors Fund	$2,866,110	$2,256,168
Davis New York Venture Fund	$3,406,997	$2,495,552
The Growth Fund of America	$4,715,859	$4,217,899
Allianceber International Growth Fund	$2,110,456	$1,439,922

In 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Mutual Funds	$2,179,876	$3,232,779
Common Stock	1,453,920	1,172,216
	$3,633,796	$4,404,995

4.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.	TAX STATUS:

The Plan has received a favorable determination letter, dated April 23, 2002, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.	PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds offered by MFS. MFS is the trustee and therefore, these transactions qualify as party-in-interest. In addition, investments are made in Kimco Realty Corporation common stock, the Plan Sponsor.

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KIMCO REALTY CORP. 401(k) PLAN

Supplementary Information

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

*MFS Corporate Plans Services	MFS Money Market Fund (204,064 units)	$ 204,064
*MFS Corporate Plans Services	MFS Bond Fund – A (286,640 units)	3,637,467
*MFS Corporate Plans Services	MFS Mid Cap Growth Fund – A (126,274 units)	1,282,945
*MFS Corporate Plans Services	MFS Fixed Fund (2,536,384 units)	2,536,384
*MFS Corporate Plans Services	MFS New Discovery Fund – A (62,969 units)	1,304,718
American Funds Group	American Europacific Growth FD – A (89,608 units)	4,469,635
Alliance Bernstein Funds	Allianceber International Growth Fund (102,499 units)	2,110,456
American Funds Group	Washington Mutual Investors FD – A (78,416 units)	2,866,110
Davis Funds	Davis New York Venture Fund A (84,165 units)	3,406,997
American Funds Group	The Growth Fund of America FD – A (136,218 units)	4,715,859
Franklin Templeton Investments	Franklin Real Estate Secur – A (15,868 units)	415,415
UBS Global Asset Management Funds	UBS Tactical Allocation FD – A (50,926 units)	1,675,983
Franklin Templeton Investments	Franklin Mutual Qualified Fund (80,047 units)	1,886,704
AllianceBernstein Funds	Allianceber Balanced Shares A (84,707 units)	1,567,083
*Kimco Realty Corporation	Kimco Realty Corp unitized stock fund (71,521 units)	8,192,647
DWS Dream Funds	DWS Dreman High Return Equity A (25,794 units)	1,343,345
*Participant Loans	Participant loans (at rates ranging from 4.50% to 10.00% and terms of maturity ranging from 1 to 10 years at time of issuance)	332,925

		$ 41,948,737

*Denotes a party-in-interest.

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KIMCO REALTY CORP. 401(k) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 26th day of October, 2007.

Kimco Realty Corp. 401(k) Plan, as administrator

By: /s/ Michael V. Pappagallo

Michael V. Pappagallo

Its: Chief Financial Officer